SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

SCHEDULE 13D

(Rule 13d-102)

INFORMATION INCLUDED IN STATEMENTS FILED PURSUANT TO RULE 13d-1(a)

AND AMENDMENTS THERETO FILED PURSUANT TO RULE 13d-2(a)

(Amendment No.    )*

SCG Financial Acquisition Corp.

(Name of Issuer)

COMMON STOCK, $0.0001 PAR VALUE PER SHARE

(Title of Class of Securities)

78404K103

(CUSIP Number)

PAR Investment Partners, L.P.

Attention: Steven M. Smith

One International Place

Suite 2401

Boston, MA 02110

(617) 556-8990

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

May 3, 2013

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d 1(e), 240.13d 1(f) or 240.13d 1(g), check the following box.  ☒

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 78404K103	13D	Page 2 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Investment Partners, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,898,344*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,898,344*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,344*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 898,344 warrants (the “Warrants”) to purchase shares of common stock, $0.0001 par value per share (“Common Stock”) of SCG Financial Corp. (the “Issuer”). The Warrants become exercisable not later than July 2, 2013.
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 5,092,582 shares of Common Stock of the Issuer outstanding as of April 8, 2013, as reported by the Issuer in its Tender Offer Statement on Schedule TO, filed with the SEC on April 8, 2013 (the “Schedule TO”).

CUSIP No. 78404K103	13D	Page 3 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Group, L.P.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,898,344*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,898,344*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,344*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%**
14.	Type of Reporting Person (See Instructions) PN

*	Includes 898,344 shares of Common Stock underlying Warrants that become exercisable not later than July 2, 2013.
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 5,092,582 shares of Common Stock of the Issuer outstanding as of April 8, 2013, as reported by the Issuer in the Schedule TO.

CUSIP No. 78404K103	13D	Page 4 of 10 Pages

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) PAR Capital Management, Inc.
2.	Check the Appropriate Box if a Member of a Group (See Instructions) (a) ☒ (b) ☐
3.	SEC Use Only
4.	Source of Funds (See Instructions) AF
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6.	Citizenship or Place of Organization Delaware
Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 1,898,344*
	8.	Shared Voting Power None
	9.	Sole Dispositive Power 1,898,344*
	10.	Shared Dispositive Power None
11.	Aggregate Amount Beneficially Owned by Each Reporting Person 1,898,344*
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13.	Percent of Class Represented by Amount in Row (11) 31.7%**
14.	Type of Reporting Person (See Instructions) CO

*	Includes 898,344 shares of Common Stock underlying Warrants that become exercisable not later than July 2, 2013.
**	The percentage of shares beneficially owned as set forth in row 13 above is based on 5,092,582 shares of Common Stock of the Issuer outstanding as of April 8, 2013, as reported by the Issuer on the Schedule TO.

CUSIP No. 78404K103	13D	Page 5 of 10 Pages

ITEM 1.	SECURITY AND ISSUER.

The Reporting Persons previously filed a Schedule 13G on April 12, 2013, reporting their ownership of SCG Financial Acquisition Corp., a Delaware corporation (the “Issuer”), and are reporting such ownership on this Schedule 13D solely because as of May 3, 2013, the Reporting Persons’ beneficial ownership for purposes of Rule 13d-3 of the Securities Exchange Act of 1934, as amended (the “Act”), exceeded 20% of the Issuer’s outstanding shares of common stock (the “Common Stock”), par value $0.0001 per share, by virtue of certain warrants to purchase Common Stock (the “Warrants”) becoming exercisable within 60 days. The address of the Issuer’s principal executive office is 615 N. Wabash Ave., Chicago, Illinois 60611. Information given in response to each item shall be deemed incorporated by reference in all other items, as applicable.

ITEM 2.	IDENTITY AND BACKGROUND.

Item 2 (a) – (c). This statement is being filed by the following persons: PAR Investment Partners, L.P., a Delaware limited partnership (“PAR Investment Partners”), PAR Group, L.P., a Delaware limited partnership (“PAR Group”) and PAR Capital Management, Inc., a Delaware corporation (“PAR Capital Management”). PAR Investment Partners, PAR Group and PAR Capital Management are sometimes individually referred to herein as a “Reporting Person” and collectively as the “Reporting Persons.”

The principal business of PAR Investment Partners is that of a private investment partnership engaging in the purchase and sale of securities for its own account and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Investment Partners is PAR Group. The principal business of PAR Group is to act as the general partner of PAR Investment Partners and its address is One International Place, Suite 2401, Boston, MA 02110.

The sole general partner of PAR Group, is PAR Capital Management. The principal business of PAR Capital Management is to act as the general partner of PAR Group and its address is One International Place, Suite 2401, Boston, MA 02110.

Paul A. Reeder, III is the President and sole director of PAR Capital Management. Each of Frederick S. Downs, Jr., Arthur G. Epker, III and Edward L. Shapiro is a Vice President of PAR Capital Management. Steven M. Smith is the Chief Operating Officer and General Counsel of PAR Capital Management. The business address of each of Mr. Reeder, Mr. Downs, Mr. Epker, Mr. Shapiro and Mr. Smith is One International Place, Suite 2401, Boston, MA 02110.

The shares of Common Stock to which this Schedule 13D relates are owned by PAR Investment Partners.

Item 2 (d) – (e). During the last five years, none of the persons identified in this Item 2 has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors), or has been a party to any civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violations with respect to such laws.

Item 2 (f). Each natural person identified in this Item 2 is a citizen of the United States.

ITEM 3.	SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 3, as applicable.

ITEM 4.	PURPOSE OF TRANSACTION.

PAR Investment Partners acquired the shares of Common Stock and the Warrants (collectively, the “Securities”) as investments in its ordinary course of business. The aggregate purchase price of the Common Stock was $10,030,000 inclusive of brokerage commissions and the aggregate purchase price of the Warrants was $322,530.40 inclusive of brokerage commissions. The Securities were paid out of fund capital. The Warrants are each exercisable for one share of Common Stock at $11.50 per share and generally, the Warrants expire at 5:00 p.m., New York City time on the earliest to occur of: (1) the date that is five years after the date on which the Issuer completes its initial business combination, or April 8, 2018, (2) the liquidation of the Issuer or (3) any redemption date fixed by the Issuer on which the Issuer elects to redeem all of the Warrants.

CUSIP No. 78404K103	13D	Page 6 of 10 Pages

In connection with the foregoing, and as may be appropriate from time to time, PAR Investment Partners will consider the feasibility and advisability of various alternative courses of action with respect to its investment in the Issuer, including, without limitation: (a) the acquisition or disposition by the Reporting Persons of Securities, including through derivative transactions which may include security-based swaps and short sales; (b) an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries; (c) a sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries; (d) changes in the present board of directors or management of the Issuer; (e) a material change in the present capitalization or dividend policy of the Issuer; (f) other material changes in the Issuer’s business or corporate structure; (g) changes in the Issuer’s articles of incorporation or bylaws or other actions that may impede the acquisition of control of the Issuer by any person; (h) causing any class of the Issuer’s securities to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association; (i) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act; or (j) any action similar to those enumerated above. Except as described in Item 6 and this Item 4, the Reporting Persons do not currently have any plans or proposals that relate to or would result in any of the actions specified in clause (a) through (j) of this paragraph.

The Reporting Persons reserve the right, based on all relevant factors and subject to applicable law or other restrictions, at any time and from time to time, to acquire additional Securities, dispose of some or all of the Securities, in each case in open market or private transactions, block sales or otherwise, and review or reconsider their position, change their purpose, take other actions (including actions that could involve one or more of the types of transactions or have one or more of the results described in clauses (a) through (j) of the foregoing paragraph of this Item 4) or formulate and implement plans or proposals with respect to any of the foregoing. Except as set forth in this Schedule 13D, no contract, arrangement, relationship or understanding (either oral or written) exists among the Reporting Persons as to the acquisition, disposition, voting or holding of Common Stock.

The Reporting Persons intend to review their investment in the Issuer from time to time on the basis of various factors, including the Issuer’s business, financial condition, results of operations and prospects, general economic and industry conditions, the securities markets in general and those for the Issuer’s stock in particular, as well as other developments.

ITEM 5.	INTEREST IN SECURITIES OF THE ISSUER.

(a) and (b) As of May 3, 2013, PAR Investment Partners may be deemed to beneficially own 1,898,344 shares of Common Stock (which includes the shares of Common Stock underlying the Warrants), representing approximately 31.7% (determined in accordance with Rule 13d-3 of the Act) of the 5,092,582 shares of Common Stock of the issuer outstanding as of April 8, 2013 as reported in the Schedule TO.

As of May 3, 2013, PAR Group, through its control of PAR Investment Partners as general partner, may be deemed to beneficially own 1,898,344 shares of Common Stock (which includes the shares of Common Stock underlying the Warrants), representing approximately 31.7% (determined in accordance with Rule 13d-3 of the Act) of the 5,092,582 shares of Common Stock of the issuer outstanding as of April 8, 2013 as reported in the Schedule TO.

As of May 3, 2013, PAR Capital Management, through its control of PAR Group as general partner, may be deemed to beneficially own 1,898,344 shares of Common Stock (which includes the shares of Common Stock underlying the Warrants), representing approximately 31.7% (determined in accordance with Rule 13d-3 of the Act) of the 5,092,582 shares of Common Stock of the issuer outstanding as of April 8, 2013 as reported in the Schedule TO.

CUSIP No. 78404K103	13D	Page 7 of 10 Pages

(c) Information with respect to all transactions in the Securities beneficially owned by the Reporting Persons that were effected during the past sixty days is as follows:

INFORMATION WITH RESPECT TO TRANSACTIONS OF SECURITIES BY PAR INVESTMENT PARTNERS DURING THE PAST SIXTY DAYS

Date	Number and Type of Security Purchased(1)	Price Per Security($)(2)
3/26/2013	350,000 Warrants	$0.35
3/28/2013	371,344 Warrants	$0.35
4/2/2013	37,000 Warrants	$0.38
4/2/2013	758,344 Common Stock	$10.03
4/3/2013	140,000 Common Stock	$10.03
4/3/2013	140,000 Warrants	$0.40
4/4/2013	101,656 Common Stock	$10.03

(1)	All purchases/sales were effected through open market transactions.
(2)	Inclusive of brokerage commissions.

(d) Not applicable.

(e) Not applicable.

ITEM 6.	CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

The information set forth in Item 4 hereof is hereby incorporated by reference into this Item 6. Except as referenced above or described in Item 4 hereof, there are no contracts, arrangements, understandings or relationships among the Reporting Persons or between such Reporting Persons and any other person with respect to any securities of the Issuer.

ITEM 7.	MATERIAL TO BE FILED AS EXHIBITS.

1	Joint Filing Agreement, by and among PAR Investment Partners, L.P., PAR Group, L.P. and PAR Capital Management, Inc., dated May 6, 2013
2	Form of Warrant Agreement, by and between SCG Financial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-172085), filed with the SEC on March 8, 2011)

CUSIP No. 78404K103	13D	Page 8 of 10 Pages

SIGNATURES

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: May 7, 2013

PAR INVESTMENT PARTNERS

By:	PAR Group, L.P., its General Partner
By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR GROUP, L.P.

By:	PAR Capital Management, Inc., its General Partner

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

PAR CAPITAL MANAGEMENT, INC.

By:	/s/ Steven M. Smith
Name: Steven M. Smith
Title: Chief Operating Officer and General Counsel

CUSIP No. 78404K103	13D	Page 9 of 10 Pages

EXHIBIT INDEX

Exhibit No.	Description

1	Joint Filing Agreement, by and among PAR Investment Partners, L.P., PAR Group, L.P. and PAR Capital Management, Inc., dated May 6, 2013

2	Form of Warrant Agreement, by and between SCG Financial Acquisition Corp. and Continental Stock Transfer & Trust Company (incorporated by reference to Exhibit 4.4 to the Issuer’s Registration Statement on Form S-1 (File No. 333-172085), filed with the SEC on March 8, 2011)